December 2, 2011

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duke Realty Corporation
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-140796

Ladies and Gentlemen:

On February 20, 2007, Duke Realty Corporation, an Indiana corporation (the “Company”) and the general partner of Duke Realty Limited Partnership (the “Operating Partnership”), filed a Registration Statement on Form S-3 (File No. 333-140796) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for the resale of up to 11,747,135 shares of the Company’s common stock, issuable upon the exchange or redemption of the Operating Partnership’s 3.75% Exchangeable Senior Notes due 2011 (the “Notes”) by the holders of the Notes. The Notes were issued by the Operating Partnership in a private transaction on November 22, 2006.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement because the Company’s contractual obligation to maintain the effectiveness of the Registration Statement pursuant to the Registration Rights Agreement related to the Notes, dated as of November 26, 2006, by and among the Company and the Operating Partnership and Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC, as representatives of the initial purchasers, has terminated. The Company confirms that no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements of the Company or an affiliate.

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission confirm the withdrawal of the Registration Statement with the Company’s outside counsel, Alice Brown of Alston & Bird LLP, at 404-881-4697, as soon as possible.

Please feel free to contact Ms. Brown if you have any questions. Thank you for your assistance with this matter.

Sincerely,

DUKE REALTY CORPORATION

By:	/s/ Howard L. Feinsand
Howard L. Feinsand,
Executive Vice President, General Counsel and
Corporate Secretary